Exhibit 3

Cochran Road, LLC
225 Broadway, Suite 1515
New York, New York 10007

January 27, 2004

PDS Holding Co., LLC

6171 McLeod Drive

Las Vegas, NV 89120

Attn:                    Mr. Johan P. Finley,
Chief Executive Officer

Re:                               Financing Commitment

Dear Mr. Finley:

PDS Holding Co., LLC, a Nevada limited liability company (the “Company” or “Borrower”), has advised Cochran Road, LLC (together with its successors and assigns, the “Lender”) that it proposes (i) to acquire from the Finley Family Trust approximately 1,100,000 shares of the common stock of PDS Gaming Corporation, a Minnesota corporation (“PDSG”), pursuant to a transaction outlined on Exhibit B attached hereto (the “Transaction Schematic”) and (ii) to facilitate the proposed going private transaction by PDSG as contemplated by the Transaction Schematic (the “Going Private Transaction”).

The Lender is pleased to advise you that the Lender hereby commits to provide the Borrower with a senior secured term loan (the “Senior Loan”) in an amount up to Five Million Five Hundred Thousand Dollars ($5,500,000), generally consistent with the terms and conditions set forth in the Outline of Proposed Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”), the provisions of which are incorporated herein by reference.  Also incorporated herein by reference is that certain letter agreement concerning fees by and between Lender and Company dated as of the date hereof (the “Fee Letter”).  The obligations of the Borrower under the Senior Loan will be full recourse obligations of the Borrower and will be secured as set forth in the Term Sheet.

The Company acknowledges that the Term Sheet is intended as an outline only and does not purport to summarize all the conditions, covenants, representations, warranties and other provisions which would be contained in definitive legal documentation for the Senior Loan.  The loan documentation for the Senior Loan will include, in addition to the provisions that are summarized in this letter, the Term Sheet and the Fee Letter, provisions that, in the opinion of the Lender, are customary or typical for this type of financing transaction and other provisions that the Lender requires in the context of the proposed transaction.

By its execution hereof and its acceptance of the terms herein, the Company agrees to indemnify, defend, protect and hold harmless the Lender and each of its assignees, its affiliates and its directors, members, officers, employees and agents (each an “Indemnified

Party”) from and against any and all losses, claims, damages, liabilities or other expenses to which such Indemnified Party may become subject, insofar as such losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arise out of or in any way relate to or result from, this letter or the extension of the Senior Loan contemplated by this letter, or in any way arise from any use or intended use of this letter or the proceeds of the Senior Loan contemplated by this letter (other than losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arising out of or in any way relating to or resulting from claims by Company against Lender), and the Company agrees to reimburse each Indemnified Party for any legal or other expenses incurred in connection with investigating, defending or participating in any such loss, claim, damage, liability or action or other proceeding (whether or not such Indemnified Party is a party to any action or proceeding out of which indemnified expenses arise), but excluding therefrom all expenses, losses, claims, damages and liabilities which are finally determined in a non-appealable decision of a court of competent jurisdiction to have resulted solely from the gross negligence or willful misconduct of such Indemnified Party.  In the event of any litigation or dispute involving this letter or the Senior Loan, the Lender shall not be responsible or liable to the Borrower or any other person for any special, indirect, consequential, incidental or punitive damages.  In addition, the Company agrees to pay to the Lender on demand for all reasonable out-of-pocket fees and expenses (the “Expenses”) incurred by or on behalf of the Lender in connection with the negotiation, preparation, execution and delivery of this letter, the Term Sheet or the Fee Letter, the Senior Loan and any and all definitive documentation relating hereto and thereto, including, but not limited to, the reasonable fees and expenses of counsel, financial advisors and accountants to the Lender in connection with any due diligence, collateral reviews, valuations, appraisals, field examinations and any syndication of the Senior Loan.  The obligations of the Company under this paragraph shall remain effective whether or not definitive documentation concerning the Senior Loan is executed and notwithstanding any termination of this letter.

Company agrees to pay to Lender in connection with the execution of this letter agreement, a commitment fee of 55,000 (the “Commitment Fee”).  The Company acknowledges and agrees that the Commitment Fee has been fully earned on the date hereof and shall be non-refundable when paid.  Notwithstanding the foregoing, Lender agrees to refund the Commitment Fee to the Company, without interest, if, and only if, Lender refuses to close the Senior Loan solely because of Lender’s dissatisfaction with its due diligence review of the Borrower and the collateral (as described in clause (i) of the following paragraph).

The Lender’s commitment to provide the Senior Loan is subject to (i) the satisfactory completion of the Lender’s business, legal, tax, financial and accounting due diligence review of the Borrower and the collateral for the Senior Loan, which review must be satisfactory to Lender in its sole and absolute discretion and which will be completed by Lender within thirty (30) days of the execution of this letter by Company, (ii) the negotiation, execution and delivery of definitive loan documentation in form and substance satisfactory to the Lender, the Borrower and their respective counsel, (iii) the satisfaction of the Lender that, at all times prior to and including the date on which the transactions referred to hereunder close, there has not occurred or become known to the Lender any material adverse change with respect to the condition, financial or otherwise, business, operations, assets, liabilities or prospects of the Company and its subsidiaries, as determined by the Lender in its sole discretion (a “Material Adverse Change”), (iv) the absence of any material disruption or general adverse developments in the financial markets or in the gaming industry, as determined by the Lender in its sole discretion, (v) the absence of any material adverse changes in governmental regulations or policies (including, without limitation, regulations concerning Indian gaming or other gaming operations) affecting the Borrower or the Senior Loan, as determined by the Lender in its sole discretion, (vi) the consummation of the Going Private Transaction (in connection with which the Senior Loan will be funded), and (vii) such other customary conditions as are set forth in the Term Sheet.  If at any time the Lender shall determine (in its sole discretion) that (A) the Company will be unable to fulfill any condition set forth in this letter or in the Term Sheet or (B) any of the conditions set forth in clauses (i) through (v) of this paragraph has not been satisfied or (C) any Material Adverse Change has occurred, the Lender may terminate this letter by giving notice thereof to the Company (subject to the obligation of the Company to pay all fees, costs, expenses and other payment obligations expressly agreed by the Company herein to survive the termination of this letter).

The Company represents and warrants that (i) all written or electronically stored or delivered information and other written materials concerning the Company or any of its subsidiaries (collectively, the ”Information”) which has been, or is hereafter, made available by, or on behalf of, the Company or any of its subsidiaries is, or when delivered will be, complete and correct in all material respects and does not, or will not when delivered, contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements have been made and (ii) to the extent that any such Information contains projections, such projections were prepared by an officer of the Company or PDSG in good faith on the basis of (A) assumptions, methods and tests stated therein which are believed by the Company to be reasonable and (B) information currently believed by the Company to be accurate and believed by the Company to have been accurate at the time such projections were furnished to the Lender, provided that the Company will promptly inform the Lender if, after the date of delivery of such projections, any such information changes in a materially adverse manner.

This letter is delivered to the Company upon the condition that, until the date of the closing of the Senior Loan, neither the existence of this commitment letter, the Term Sheet or the Fee Letter, nor any of their contents, shall be disclosed by the Company or any of its subsidiaries, except as may be compelled to be disclosed in a judicial or administrative proceeding, as otherwise required by law or, on a confidential and “need to know” basis, solely to (i) the directors, officers, employees, advisors and agents of the Company and (ii) Libra Securities, LLC, Canyon Capital Advisors LLC and the other prospective co-lenders with respect to the Senior Loan.  In addition, the Company agrees that it will (x) consult with the Lender prior to the making of any filing in which reference is made to the Lender or the commitment contained herein, and (y) obtain the prior approval of the Lender before releasing any public announcement in which reference is made to the Lender or to the commitment contained herein, which approval shall not be unreasonably withheld.  Notwithstanding the foregoing, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Senior Loan, and all materials of any kind (including opinions or other tax analyses) that are provided to the Company relating to such tax treatment and tax structure.  The Company acknowledges that the Lender and its affiliates may now or hereafter provide financing or obtain other interests in other companies in respect of which the Company or its affiliates may be business competitors, and that the Lender and its affiliates will have no obligation to provide to the Company or any of its affiliates any confidential information obtained from such other companies.

Lender acknowledges that, in connection with the Going Private Transaction, the Company or PDSG may be required by to file this letter with the Securities and Exchange Commission and certain other regulatory bodies (collectively, the “Filing Offices”).  Lender agrees that this letter may be filed with the Filing Offices, provided, prior to filing, the Lender shall have approved in writing each submission to a Filing Office, which approval shall not be unreasonably withheld.  Each proposed submission to be made to a Filing Office shall be provided to Lender and its counsel in draft form not less than five (5) business days prior to the submission date thereof.  To the extent that the proxy statement concerning the Going Private Transaction will include a description or discussion of the financing contemplated hereby, Lender and its counsel will be provided with each draft of such proxy statement as soon as the same become available; Company agrees to use its reasonable best efforts to cause any comments of Lender to be incorporated into the proxy statement.

This letter shall expire, unless otherwise agreed by the Lender in writing, at 5:00 p.m. (New York City time) on January 28, 2004, unless prior thereto the Lender has received (A) a copy of this letter, signed by the Company accepting the terms and conditions of this letter and the Term Sheet, (B) a copy of the Fee Letter, signed by the Company, and (C) the Commitment Fee, in immediately available funds.  The commitment by the Lender to provide the Senior Loan shall expire at 5:00 p.m. (New York City time) on June 30, 2004 (the “Termination Date”), unless prior thereto, definitive loan documentation shall have been agreed to in writing by all parties and the conditions set forth therein shall have been satisfied (it being understood that the Company’s obligation to pay all amounts in respect of indemnification Expenses shall survive termination of this letter).

Company agrees to work exclusively with the Lender to close the Senior Loan and, upon execution of this letter agreement, to cease any and all discussions, negotiations, due diligence or other efforts with all other parties concerning any type of debt financing transaction which may be an alternative to the one contemplated herein, until the day that is one hundred eighty (180) days after the Termination Date, unless Lender has specifically notified the Company in writing that it has determined not to provide the Senior Loan to Borrower.

Should the terms and conditions of the offer contained herein meet with your approval, please indicate your acceptance by signing and returning a copy of this letter to the Lender and paying to the Lender the Commitment Fee.

This letter, including the attached Term Sheet (i) supersedes all prior discussions, agreements, commitments, arrangements, negotiations or understandings, whether oral or written, of the parties with respect thereto, (ii) shall be governed by the law of the State of New York, (iii) shall be binding upon the parties and their respective successors and assigns, (iv) may not be relied upon or enforced by any other person or entity, and (v) may be signed in multiple original or facsimile counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.  If this letter becomes the subject of a dispute, each of the parties hereto hereby waives trial by jury.  This letter may be amended, modified or waived only in a writing signed by the parties hereto.

Very truly yours,

COCHRAN ROAD, LLC

		By:	/s/ Steven M. Golub
			Name:	Steven M. Golub
			Title:	Attorney-in-fact

Agreed and Accepted:

PDS HOLDING CO., LLC

By:	/s/ Johan P. Finley
Name: Johan P. Finley
Title: Chief Executive Officer

EXHIBIT A

PDS HOLDING CO., LLC

Outline of Proposed Terms and Conditions for Proposed Senior Loan

This Outline of Proposed Terms and Conditions is part of the commitment letter agreement, dated January 27, 2004 (the ”Commitment Letter”), addressed to PDS Holding Co., LLC (the “Company”) by Cochran Road, LLC (the “Lender”) and is subject to the terms and conditions of the Commitment Letter.  Capitalized terms used herein shall have the meanings set forth in the Commitment Letter unless otherwise defined herein.

Borrower:	PDS Holding Co., LLC, a Nevada limited liability company (the “Company”).

Maximum Loan Amount:	Five Million Five Hundred Thousand Dollars ($5,500,000).

Use of Proceeds:

The Senior Loan will be used to acquire from the Finley Family Trust approximately 1,100,000 shares of the common stock of PDS Gaming Corporation, a Minnesota corporation (“PDSG”), to contribute $3,500,000 to PDS Acquisition Company, a wholly-owned subsidiary of the Company, in order to facilitate PDSG’s proposed going private transaction (the “Going Private Transaction”), and to fund expenses incurred in connection therewith.

Security:

The Senior Loan will be a full recourse obligation of the Borrower and will be secured: (a) on a first priority basis by all rights of the Company under a management agreement (the “Management Agreement”) to be entered into between Company and PDSG; (b) to the extent permitted under applicable law and regulations, on a first priority basis by a pledge of all of Company’s equity in PDSG; and (c) by a secured guaranty from PDSG (collectively, the “Collateral”).

Interest Rate:	Twelve percent (12%) per annum, payable quarterly in cash in arrears. Default Rate of seventeen percent (17%) per annum. Interest shall be calculated on the basis of a 360 day year.

Maturity:	Five (5) years after the closing date of the Senior Loan.

Prepayment Provisions:

When and if the Company receives distributions from PDSG, the Company must utilize such proceeds to prepay the Senior Loan as follows: during the first year after the closing of the Senior Loan, at 105% of the principal amount outstanding; during the second year after the closing of the Senior Loan, at 104% of the principal amount outstanding; during the third year after the closing of the Senior Loan, at 103% of the principal amount outstanding; during the fourth year after the closing of the Senior Loan, at 102% of the principal amount outstanding; and during the fifth year after the closing of the Senior

Loan, at 101% of the principal amount outstanding. The Senior Loan may be prepaid at par on the maturity date.

Origination Fee:	Two Percent (2%) of the Maximum Loan Amount.

Monthly Financial Advisory Fee:	Refer to Fee Letter.

Anniversary Fee:	Refer to Fee Letter.

Expenses

In addition to the provisions concerning expenses included in the Commitment Letter, subject to the provisions concerning Expenses in the Commitment Letter, the Company shall pay the reasonable legal fees and out-of-pocket expenses of the Lender and any other co-lenders or participants regarding the Senior Loan.

Covenants:

Typical for such financings and to be mutually agreed upon in the sole discretion of Lender and Company and including, without limitation, (i) prohibition on restricted payments and investments; (ii) prohibition of additional indebtedness or liens; (iii) prohibition on affiliate transactions (other than the Management Agreement); (iv) prohibition on merging, consolidating or disposing of substantially all of the stock or assets of the Company or its subsidiaries (other than the Company’s proposed merger with PDSG, with PDSG surviving (the “PDSG Merger”); (v) PDSG’s maintenance of a ten year, $10,000,000 term life insurance policy on the life of Johan P. Finley with an insurance provider reasonably acceptable to Lender, fifty percent (50%) of which policy shall be collaterally assigned to the Lender; and (vi) financial covenants to be agreed.

Representations and Warranties:	Typical for such financings and to be mutually agreed upon in the sole discretion of Lender and Company.

Conditions to Closing:

The Company shall convert to a corporation prior to the closing of the Senior Loan.  Additional conditions shall be typical for such financings and to be mutually agreed upon in the sole discretion of Lender and Company, in addition to the conditions, including those regarding due diligence, contained in the Commitment Letter.

Projected Closing Date:	No later than June 30, 2004

Events of Default:

Typical for such financings and to be mutually agreed upon in the sole discretion of Lender and Company and including, without limitation, a material breach or termination of the Management Agreement by either party or the failure of the Company to consummate the PDSG Merger on or before April 1, 2005.

Assignments and Participations:

The Lender may sell or assign its loans or commitments with respect to the Senior Loan without the consent of the Borrower.  The Lender shall  furnish written notice of each such sale or assignment to the Borrower promptly thereafter, provided that the failure of the Lender to furnish written notice to the Borrower shall not affect the Lender’s ability to assign any portion of its loans or commitments. The Lender may also sell participations in the Senior Loan without the Borrower’s consent.

Governing Law:	New York.

Placement Agent:

Libra Securities LLC, as the Company’s exclusive placement agent with respect to the Senior Loan, will be paid by the Company a fee of three percent (3.00%) of the Maximum Loan Amount upon the closing of the Senior Loan.  Such fee shall be paid from the first advance of the Senior Loan.

Cochran Road, LLC
225 Broadway, Suite 1515
New York, New York 10007

January 27, 2004

FEE LETTER

PDS Holding Co., LLC

6171 McLeod Drive

Las Vegas, NV 89120

Attn:                    Mr. Johan P. Finley,
Chief Executive Officer

Dear Mr. Finley:

Reference is hereby made to that certain Commitment Letter, dated as of January 27, 2004 (as amended, restated, supplemented and otherwise modified from time to time, the “Commitment Letter”) between PDS Holding Co., LLC a Nevada limited liability company (the “Borrower”), and Cochran Road, LLC (together with its successors and assigns, the “Lender”).  Terms used but not defined in this letter agreement have the meanings assigned to them in the Commitment Letter.

This letter agreement shall constitute the “Fee Letter” under and for purposes of the Commitment Letter.

1.                                       Borrower hereby agrees as follows:

Financial Advisory Fee:

Borrower shall pay to the Lender on the last day of each month during which any portion of the Senior Loan is outstanding, for the sole account of the Lender, a financial advisory fee equal to five twenty-fourths of one percent (0.2083%) of the average daily balance of the Senior Loan during such month.  Such fee shall be pro-rated with respect to, and paid in connection with, any prepayment of the Senior Loan.  Such fee shall be payable 40% in cash and, at Borrower’s option, 60% either in cash or as a payment-in-kind, the amount of which payment in kind shall be added to the principal amount of the obligations under the Senior Loan.

Anniversary Fee:

On the annual anniversary of the closing of the Senior Loan (including on the Maturity Date), the Borrower shall pay to Lender an anniversary fee equal to three percent (3%) of the average daily balance of the Senior Loan during the prior year.  Such anniversary fee shall be pro-rated with respect to, and paid in connection with, any prepayment of the Senior Loan.  Such anniversary fee shall be payable, at Borrower’s option, either in cash or as a payment-in-kind, the amount of which payment in kind shall be added to the principal amount of the obligations under the Senior Loan.

2.               You hereby agree that all such fees shall be fully earned when paid and that none of such fees or other compensation, nor any part thereof, shall be refundable under any circumstances.

3.               You acknowledge that the Lender may, in its sole discretion, share all or a portion of any of the fees or other compensation payable hereunder with any other person.

4.               This Fee Letter may not be amended nor any provision hereof waived or modified except by an instrument in writing signed by the Lender and Borrower.

5.               This Fee Letter, together with the Commitment Letter, constitutes the entire agreement of the parties with respect to the subject matter hereof and cancels and supersedes any and all other prior written or oral contracts or negotiations between the parties hereto with respect to the subject matter hereof.  This letter may be executed in any number of counterparts and by any combination of the parties hereto in separate counterparts (including by facsimile), each of which counterparts shall be an original and all of which taken together shall constitute one and the same agreement.

6.               THIS LETTER SHALL BE INTERPRETED, GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (AS OPPOSED TO CONFLICT OF LAW PROVISIONS) OF THE STATE OF NEW YORK.  EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO THIS LETTER.

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If you are in agreement with the foregoing, please sign and return to the Lender this Fee Letter.

Very truly yours,

COCHRAN ROAD, LLC

		By:	/s/ Steven M. Golub
			Name:	Steven M. Golub
			Title:	Attorney-in-fact

Agreed and Accepted:

PDS HOLDING CO., LLC

By:	/s/ Johan P. Finley
Name: Johan P. Finley
Title: Chief Executive Officer